UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 16)*

NEWS CORPORATION

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

65248E203

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cruden Financial Services LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 306,623,480*
6. Shared Voting Power -0-
7. Sole Dispositive Power 306,623,480*
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,623,480 (all of which are owned directly by the Murdoch Family Trust)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row 9 38.4% - See Item 4
12.	Type of Reporting Person CO

*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Murdoch Family Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 306,623,480*
6. Shared Voting Power -0-
7. Sole Dispositive Power 306,623,480*
8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 306,623,480*
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row 9 38.4% - See Item 4
12.	Type of Reporting Person OO

*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). K. Rupert Murdoch
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 10,667,229
6. Shared Voting Power 306,623,480*
7. Sole Dispositive Power 10,667,229
8. Shared Dispositive Power 306,623,480*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 317,290,709
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares Not Applicable
11.	Percent of Class Represented by Amount in Row 9 39.7% - See Item 4
12.	Type of Reporting Person (See Instructions) IN

*	Represents Shares owned by the Murdoch Family Trust, which acts through its trustee, Cruden Financial Services LLC. See Item 4.

This statement relates to the beneficial ownership of securities of News Corporation (the “Company” or “Issuer”) by the Murdoch Family Trust, Cruden Financial Services LLC (the trustee of the Murdoch Family Trust, “Cruden Financial Services”), and by K. Rupert Murdoch, and further amends the previously filed statements on Schedule 13G.

Item 1	(a).	Name of Issuer: News Corporation

	(b).	Address of Issuer’s Principal Executive Offices: 1211 Avenue of the Americas New York, NY 10036

Item 2	(a).	Name of Person Filing: Cruden Financial Services LLC

Murdoch Family Trust

K. Rupert Murdoch

	(b).	Address of Principal Office or, if none, Residence: Cruden Financial Services LLC c/o McDonald Carano Wilson LLP 100 W. Liberty Street 10th Floor Reno, NV 89501

Murdoch Family Trust c/o McDonald Carano Wilson LLP 100 W. Liberty Street 10th Floor Reno, NV 89501

K. Rupert Murdoch c/o News Corporation 1211 Avenue of the Americas New York, New York 10036

	(c).	Citizenship: Cruden Financial Services LLC is formed under the laws of Delaware. Murdoch Family Trust is governed by the laws of Nevada. Mr. Murdoch is a United States citizen.

	(d).	Title of Class of Securities: News Corporation Class B Common Stock (“Shares”)

	(e).	CUSIP Number: 65248E203

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

.		Not Applicable

Item 4.		Ownership: Cruden Financial Services LLC

	(a)	Amount Beneficially Owned: 306,623,480

	(b)	Percent of Class: 38.4% - See below

	(c)	Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote: 306,623,480*

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 306,623,480*

(iv) shared power to dispose or to direct the disposition of: 0

	*	Cruden Financial Services LLC is the sole trustee of the Murdoch Family Trust, the owner of the securities.

Murdoch Family Trust

	(a)	Amount Beneficially Owned: 306,623,480

	(b)	Percent of Class: 38.4% - See below

	(c)	Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote: 306,623,480*

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 306,623,480*

(iv) shared power to dispose or to direct the disposition of: 0

	*	The Murdoch Family Trust acts through its trustee, Cruden Financial Services LLC

K. Rupert Murdoch

	(a)	Amount Beneficially Owned: 317,290,709

	(b)	Percent of Class: 39.7% - See below

	(c)	Number of Shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,667,229

(ii) shared power to vote or to direct the vote: 306,623,480*

(iii) sole power to dispose or to direct the disposition of: 10,667,229

(iv) shared power to dispose or to direct the disposition of: 306,623,480*

*	Represents Shares owned by the Murdoch Family Trust which acts through its trustee, Cruden Financial Services LLC.

As of December 31, 2008, Cruden Financial Services was the beneficial owner of 306,623,480 Shares, constituting approximately 38.4% of the total number of outstanding Shares at such date. All of the 306,623,480 Shares beneficially owned by Cruden Financial Services are also beneficially owned by the Murdoch Family Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. Cruden Financial Services, the sole trustee of the Murdoch Family Trust, is a Delaware limited liability company with six directors.

As of December 31, 2008, the Murdoch Family Trust was the beneficial owner of 306,623,480 Shares, constituting approximately 38.4% of the total number of outstanding Shares at such date. The Murdoch Family Trust is a trust governed by Nevada law whose trustee is Cruden Financial Services. Cruden Financial Services, as sole trustee, has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust.

As of December 31, 2008, K. Rupert Murdoch was the beneficial owner of 317,290,709 Shares, constituting approximately 39.7% of the total number of outstanding Shares at such date. Of the 317,290,709 Shares beneficially owned by K. Rupert Murdoch, 306,623,480 of such Shares are directly owned by the Murdoch Family Trust. Cruden Financial Services has the power to vote and to dispose or direct the vote and disposition of the Shares owned by the Murdoch Family Trust. As a result of Mr. Murdoch’s ability to appoint certain members of the board of directors of Cruden Financial Services, the corporate trustee of the Murdoch Family Trust, Mr. Murdoch may be deemed the beneficial owner of the Shares beneficially owned by the Murdoch Family Trust. Mr. Murdoch, however, disclaims any beneficial ownership of such Shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10(a) and (b).	Certification: Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009

CRUDEN FINANCIAL SERVICES LLC

By:	/s/ Arthur M. Siskind
Name: Arthur M. Siskind Title: Vice President

Dated: February 17, 2009

MURDOCH FAMILY TRUST

By:	/s/ Arthur M. Siskind
Cruden Financial Services LLC, Trustee Name: Arthur M. Siskind Title: Vice President

Dated: February 17, 2009

Name:	/s/ K. Rupert Murdoch
K. Rupert Murdoch